

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

David Duckworth
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle, Suite 1000
Franklin, TN 37067

      Re: Acadia Healthcare Company, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 28, 2020
          File No. 001-35331

Dear Mr. Duckworth:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segments, page 49

1.   We note that you present changes in same facility operating data for the United Kingdom segment excluding the elderly care division. Please tell us and revise your future filings to disclose the rationale for excluding your elderly care division and quantify and disclose the impact of excluding it from your same facility results. Otherwise, to the extent your elderly care division did not have a meaningful impact on your same facility operating data; please disclose that fact in your filing.

2. We note that while the United Kingdom same facility results saw revenue growth, total revenue and EBITDA margin for this segment decreased during the fiscal year. Please tell us and revise future filings to explain the additional factors that contributed to these decreases to provide a complete picture of the trends in your segments results. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of our Release No. 33-8350.

Critical Accounting Policies
Goodwill and Indefinite-Lived Intangible Assets, page 60

3. We note that you recorded a $325.9 million goodwill impairment for the United Kingdom facilities during the year ended December 31, 2018. For each reporting unit that is at risk of failing step one of the goodwill impairment, please revise your MD&A in future filings to provide the percentage by which your fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances, such as the recent pandemic, that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such determination. Refer to Section V of SEC Release 33-8350.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences